



Aditya Chintapalli · 2nd

Co-Founder at Businessonbot | WhatsApp Commerce | Helping
brands build a loyal user base (YC W21)

Bangalore Urban, Karnataka, India · **Contact info**

500+ connections

 **1 mutual connection:** Andres Kupervaser Gould

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 **BoB (BusinessOnBot)**

 **Indian Institute of
Technology, Madras**

Experience



Co-Founder
BoB (BusinessOnBot)
Dec 2020 – Present · 7 mos



Data Scientist
CommerceIQ
Nov 2018 – Dec 2020 · 2 yrs 2 mos
Bengaluru, Karnataka, India



Technology Associate
JPMorgan Chase & Co.
Jul 2017 – Nov 2018 · 1 yr 5 mos
Bengaluru Area, India



Summer Intern
Wipro
May 2016 – Jul 2016 · 3 mos
Bengaluru Area, India

Deep Learning used for Object detection

-Worked in the Object Detection Module of the Autonomous Driving Vehicle project
-Implemented Convolution Neural Network Algorithms on the real word images in   ...see more



Summer Internship
ISRO - Indian Space Research Organization
Jun 2015 – Aug 2015 · 3 mos
Hyderabad Area, India

Application of Statistical and Spectral Techniques

-X-Ray Diffraction(XRD) data of pure and alloyed powders of Fe,Ni,Cu,Mn were collected
-Obtained data was plotted using MATLAB software and curve fitting techniques lil ...see more

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Education





Indian Institute of Technology, Madras
Engineer's degree, Metallurgical and Materials Engineering with Minor in Industrial
Engineering
2013 – 2017
Activities and Societies: Member of Student Legislative Council (SLC),Captain of Hostel
Badminton team,Deputy Head at Career Development Cell (I&AR)

P Obul Reddy Public School
High School
2001 – 2013

Licenses & certifications



Convolutional Neural Networks
Coursera
Issued Sep 2020 · No Expiration Date
Credential ID PRKUNAU3NNHV

See credential



Deep Learning Specialization
Coursera
Issued Sep 2020 · No Expiration Date
Credential ID 8SW6XVM95UCC

See credential



Sequence Models
Coursera
Issued Sep 2020 · No Expiration Date
Credential ID 4GRB8CGWGQZ7

See credential

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